

May 10, 2021

Ronald Cogburn
Chief Executive Officer
Exela Technologies, Inc.
2701 East Grauwyler Road
Irving, Texas 75061

> **Re: Exela Technologies, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 3, 2021**
> **File No. 333-255707**

Dear Mr. Cogburn:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennifer López at 202-551-3792 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services